Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EZFILL HOLDINGS, INC.

Arthur Levine hereby certifies that:

1. He is the Chief Financial Officer and Principal Financial Officer of EzFill Holdings, Inc. (the “Corporation”), a Delaware Corporation

2. Article IV of the Amended and Restated Certificate of Incorporation shall be amended to read in its entirety as follows:

“A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 55,000,000 shares. 50,000,000 shares shall be Common Stock, each having a par value of $0.0001. 5,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.”

“B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issue of all of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions, thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.”

“C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).”

Upon the effectiveness (the “Effective Time”) of the Corporation’s Amended and Restated Certificate of Incorporation, each 8 shares of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares up to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.

For avoidance of doubt, the Reverse Stock Split shall also apply to the amount of shares of the Company’s common stock issuable upon conversion or exercise of any derivative securities, including options, warrants, and convertible debt or equity.

Simultaneously with the Reverse Stock Split, the total number of shares of capital stock which this Corporation shall have the authority to issue shall be reduced from (i) 500,000,000 shares of Common Stock to 50,000,000 shares of Common Stock and (ii) 50,000,000 shares of Preferred Stock to 5,000,000 shares of Preferred Stock (the “Authorized Share Decrease”).

3. Resolutions were duly adopted by the Board of Directors of the Corporation setting forth the foregoing amendment to the Amended and Restated Certificate of Incorporation, and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation

4. That in lieu of a meeting and vote of the stockholders of the Corporation (the “Stockholders”), the Stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the DGCL, and written notice of the adoption of the amendments has been given as provided in Section 228 of the DGCL to every stockholder entitled to such notice. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required.

5. The aforesaid amendment to the Certificate of Incorporation will take effect on the 27th day of April 2023, at 12:01 AM Eastern Standard Time.

6. The foregoing amendment to the Corporation’s Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

EZFILL HOLDINGS, INC

By:	/s/ Arthur Levine

Name:	Arthur Levine

Title:	Chief Financial Officer

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